[Jones Day Letterhead]

November 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Megan Akst, Staff Accountant

Re:	Transaction Systems Architects, Inc.
Item 4.02 Form 8-K Filed October 27, 2006 File No. 0-24346

Ladies and Gentlemen:

Transaction Systems Architects, Inc. (“TSA”) is in receipt of your letter dated October 30, 2006 relating to TSA’s Current Report on Form 8-K filed on October 27, 2006. TSA intends to respond to the letter. However, as disclosed in the Form 8-K and as discussed with Megan Akst on November 2, 2006, TSA’s review of its stock option practices is not yet completed and TSA has not made any final determinations. As such, TSA is currently unable to provide all of the information you requested. TSA is continuing to complete the necessary review and analysis in order to be in a position to respond to the comments. TSA currently expects to provide a response prior to the filing of its Annual Report on Form 10-K, which is due to be filed on December 14, 2006.

Please do not hesitate to contact the undersigned or Meredith L. Deutsch of Jones Day (212-326-3800 and 212-326-7829, respectively) or Dennis P. Byrnes, TSA’s Senior Vice President & General Counsel (402-390-8993) if you have any questions regarding the foregoing. Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Robert A. Profusek

cc:	Amy Sumner, Securities and Exchange Commission
Phillip G. Heasly, Transaction Systems Architects, Inc.
Henry C. Lyons, Transaction Systems Architects, Inc.
Dennis P. Byrnes. Transaction Systems Architects, Inc.
Meredith L. Deutsch, Jones Day
Christina M. Tchen, Skadden, Arps, Slate, Meagher & Flom LLP
Peter C. Krupp, Skadden, Arps, Slate, Meagher & Flom LLP